Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: Mark Brunhofer, Senior Staff Accountant
100 F Street, NE
Washington, D.C. 20549

Re: China Shenghuo Pharmaceutical Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Dear Mr. Brunhofer,

          China Shenghuo Pharmaceutical Holdings, Inc. has received the letter of the staff of the Securities and Exchange Commission dated September 18, 2009 related to the above-listed filings. As per the telephone conversation of September 30, 2009 between our SEC attorneys, Pryor Cashman LLP, and Mr. Brunhofer, we intend to respond to the letter no later than October 20, 2009.

          Thank you very much for your courtesy and cooperation in this matter.

CHINA SHENGHUO PHAMACEUTICAL HOLDINGS, INC.

/s/ Shujuan Wang
Name: Shujuan Wang
Title: Director of Securities Department